Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Ronald L. Matlock	2. Issuer Name and Ticker or Trading Symbol Sonic Corp. (SONC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [_] 10% Owner [X] Officer (give [_] Other (specify title below) below) Senior Vice President
(Last) (First) (Middle) 101 Park Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 4/10/2003
(Street) Oklahoma City, Oklahoma 73102		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock (401k)	3-31-03 (1)		V (1)		175	A		3,612	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
			Code	V	(A)	(D)	Date Exer- cisable	Expiration Date	Title	Amount or Number of Shares
Incentive Stock Option (right to buy)	$5.3333							5-9-07	Common Stock	3,530		3,530	D
Incentive Stock Option (right to buy)	$5.7022							4-30-06	Common Stock	40,215		40,215	D
Incentive Stock Option (right to buy)	$9.5555							4-30-08	Common Stock	9,309		9,309	D
Incentive Stock Option (right to buy)	$12.8889							4-27-09	Common Stock	8,199		8,199	D
Incentive Stock Option (right to buy)	$12.8473							4-25-10	Common Stock	8,427		8,427	D
Incentive Stock Option (right to buy)	$16.5667							4-16-11	Common Stock	6,468		6,468	D
Incentive Stock Option (right to buy)	$29.31							4-30-12	Common Stock	3,573		3,573	D
Incentive Stock Option (right to buy)(2)	$27.20	4-10-03	A	V	3,755		(3)	4-10-13	Common Stock	3,755		3,755	D
Non-qualified Stock Option (right to buy)	$5.7022							4-30-06	Common Stock	14,912		14,912	D
Non-qualified Stock Option (right to buy)	$5.3333							5-9-07	Common Stock	37,058		37,058	D
Non-qualified Stock Option (right to buy)	$9.5555							4-30-08	Common Stock	13,298		13,298	D
Non-qualified Stock Option (right to buy)	$12.8889							4-27-09	Common Stock	9,881		9,881	D
Non-qualified Stock Option (right to buy)	$12.8473							4-25-10	Common Stock	11,645		11,645	D
Non-qualified Stock Option (right to buy)	$16.5667							4-16-11	Common Stock	10,394		10,394	D
Non-Qualified Stock Option (right to buy)	$29.3100							4-30-12	Common Stock	6,441		6,441	D
Non-Qualified Stock Option (right to buy)(2)	$27.20	4-10-03	A	V	8,127		(3)	4-10-13	Common Stock	8,127		8,127	D
Explanation of Responses:

(1) The reported amount reflects the reporting person's aggregate acquisitions exempt pursuant to Rule 16b-3(c), based on his beginning vested interest in the Sonic Corp. Common Stock Fund of the Sonic Corp. 401(k) Plan as of March 31, 2003.
(2) Stock options granted pursuant to the 2001 Sonic Corp. Stock Option Plan.
(3) One-third of the options vest on each of the first three anniversary dates following the date of grant.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Ronald L. Matlock **Signature of Reporting Person	4-11-03 Date
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